UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Azul Announces Sale of Six E-Jets

Sale is part of the Company’s Fleet Transformation Process

São Paulo, June 01, 2018 – Azul S.A. announces today the sale of six E-195s, continuing Azul’s fleet transformation process. These E-Jets will be replaced by next-generation A320neos, which are more fuel-efficient and have 56 additional seats compared to the E-195, resulting in a unit cost reduction of approximately 29% on longer-haul domestic flights.

As a result of this transaction, our pro-forma first quarter 2018 debt position would have been reduced by R$ 244 million, net cash would have been increased by R$ 55 million and leverage in terms of adjusted net debt to EBITDAR would have been 3.8.  Additionally, this sale will generate a non-recurring, non-cash book loss in our second quarter 2018 results and will be disclosed on our earnings release. These aircraft have been parked since the first quarter of 2018 to be prepared for sale.

“The replacement of older generation aircraft with larger, next generation, fuel-efficient aircraft, is key to support our CASK reduction and margin expansion plan going forward. Our goal is to accelerate this process as much as we can, especially in a scenario of more volatile exchange rates and fuel prices”, said John Rodgerson, Azul’s CEO.

Azul’s fleet plan announced in March of 2018 remains unchanged. The company expects to end the year with an operating fleet of 124 aircraft consisting of 63 E-Jets, 33 ATRs, 20 A320neos and 8 A330s.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 739 daily flights to 106 destinations. With an operating fleet of 120 aircraft and more than 10,000 crewmembers, the company has a network of 206 non-stop routes as of March 31, 2018. This year, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and in 2017, the Company was elected best low cost carrier in South America for the seventh consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil and most on-time low-cost carrier in the Americas in 2017 according to OAG's Punctuality League, the industry's most comprehensive annual ranking of on-time performance. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 1, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer